UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          SCHEDULE 13D/Amendment No. 2

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
             -------------------------------------------------------
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      MacTarnahan Portland Brewing Company Voting Trust
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          880,428.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Electra Partners, Inc.  EIN 93-0844341
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          213,186.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       213,186.75
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               CO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles A. Adams Family Trust  EIN ###-##-####
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          666,192
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       666,192
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles Anthony Adams
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles Francis Adams III
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        525
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     525
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Katherine Adams McBride
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        525
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     525
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,557,681.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  50.3%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

                                Preliminary Note:

This Schedule 13D Amendment No. 2 amends and restates in its entirety the previously filed Schedule 13D Amendment No. 1 which was filed on January 7, 2000.

Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following six reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

         1) MacTarnahan Portland Brewing Company Voting Trust. The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan (business address: 11416 SW Lynnridge, Portland, Oregon 97225; citizenship: United States of America) is the trustee of the Voting Trust and Robert Scott MacTarnahan (business address: 11416 SW Lynnridge, Portland, Oregon 97225; citizenship: United States of America) is a successor trustee of the Voting Trust.

         2) Charles Anthony Adams. Charles Anthony Adams' business address is 2730 NW 31st Avenue, Portland, Oregon 97210. Mr. Adams is a director and President of the Company and is a director and President of Electra. Mr. Adams is a citizen of the United States of America.

         3) Electra Partners, Inc. Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216 Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         4) Charles A. Adams Family Trust. Charles A. Adams Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 1539 SW Elizabeth Ct., Portland, Oregon 97201. The trustee of the Charles A. Adams Family Trust is Charles A. Adams and the principal business of the Charles A. Adams Family Trust is to hold and manage investments for its beneficiaries.

         5) Charles Francis Adams III. Charles Francis Adams III's address is 4923 SW Lowell, Portland, Oregon 97221. Charles Francis Adams III is a citizen of the United States of America.

         6) Katherine Adams McBride. Katherine Adams McBride's address is 2636 NE 11th Ave., Portland, Oregon 97212. Katherine Adams McBride is a citizen of the United States of America.

         The Reporting Persons described in 2-6 above are referred to herein as the "Adams Parties."

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         This statement relates to the acquisition by the Voting Trust of voting control of the Common Stock owned by the Adams parties pursuant to a Voting Agreement dated July 27, 2001. The Adams Parties entered into the Voting Agreement in consideration of the credit services - including the guaranteeing of Company debt - provided to the Company by the Trustee and certain beneficiaries of the Voting Trust.

Item 4. Purpose of the Transaction

         The voting control of the Common Stock to which this statement relates was acquired for purposes of obtaining voting control of the Company. The trustee and certain beneficiaries of the Voting Trust will not continue to provide credit services to the Company unless the Voting Trust has voting control of the Company.

         There are no other current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer

         (a) Pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to be the beneficial owner of 2,557,681.5 shares of Common Stock, 88,735.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 50.3% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power dispose of 2,557,681.5 shares of Common Stock. Each of the Adams parties shares the power to vote their respective shares with the Voting Trust.

         See Items 7-10 on each of the cover pages to this Schedule 13D for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) The beneficiaries of the Voting Trust contributed a total of 1,621,404 shares of Common Stock and options and warrants to acquire 55,848.75 shares of Common Stock to the Voting Trust in exchange for voting trust certificates. No other consideration was exchanged. The transaction was effective as of May 31, 2001 and was closed in Portland, Oregon.

         (d)  Not applicable.
         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Adams Parties and the Voting Trust entered into a Voting Agreement on July 27, 2001. Under the Voting Agreement, the Adams Parties agree to vote all of their shares of Common Stock as directed by the trustee of the Voting Trust. The Voting Agreement will be effective as long as any parties to the Voting Trust provide credit services to the Company.

         Robert M. MacTarnahan, R. Scott MacTarnahan, Ruth A. MacTarnahan, Jean
R. MacTarnahan, Andrea J. MacTarnahan, Sara M. Whitworth, The MacTarnahan Family Trust, the MacTarnahan Limited Partnership, Black Lake Investments, Harmer Mill & Logging Supply Co. and Robert M. MacTarnahan, as trustee for the Voting Trust entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("Trust Agreement"). Each beneficiary of the Voting Trust contributed all of their respective shares of Common Stock, as well as Options and Warrants for Common Stock, to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

Item 7. Material to Be Filed as Exhibits

         1)  Voting Agreement dated July 27, 2001.

         2) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Trust and other group members on June 8, 2001).

         2)  Joint Filing Agreement dated July 27, 2001

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    Charles Anthony Adams

                                    /s/ Charles Francis Adams III
                                    -------------------------------------------
                                    Charles Francis Adams III

                                    /s/ Katherine Adams McBride
                                    -------------------------------------------
                                    Katherine Adams McBride

                                    Charles A. Adams Family Trust

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: Trustee

                                    Electra Partners, Inc.

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: President

                                    MacTarnahan Portland Brewing Company Voting
                                    Trust

                                    /s/ Robert M. MacTarnahan
                                    -------------------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its: Trustee

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Portland Brewing Company, an Oregon corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

DATED EFFECTIVE:  July 27, 2001



                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    Charles Anthony Adams

                                    /s/ Charles Francis Adams III
                                    -------------------------------------------
                                    Charles Francis Adams III

                                    /s/ Katherine Adams McBride
                                    -------------------------------------------
                                    Katherine Adams McBride

                                    Charles A. Adams Family Trust

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: Trustee

                                    Electra Partners, Inc.

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: President

                                    MacTarnahan Portland Brewing Company Voting
                                    Trust

                                    /s/ Robert M. MacTarnahan
                                    -------------------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its: Trustee














1 - JOINT FILING AGREEMENT

                                VOTING AGREEMENT



This Voting Agreement ("Agreement") is among Electra Partners, Inc., an Oregon corporation, Charles A. Adams, Trustee of the Charles A. Adams Family Trust, Charles A. Adams, Charles Francis Adams III, and Katherine Maxwell Adams (collectively, the "Adams Parties") and Robert M. MacTarnahan, Trustee of the MacTarnahan Portland Brewing Company Voting Trust (the "MacTarnahan Trustee").

                                    RECITALS

         A. The Adams Parties and the MacTarnahan Trustee are shareholders of Portland Brewing Company, an Oregon corporation (the "Company").

         B. The following persons (the "MacTarnahan Parties") are parties to the MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (the "MacTarnahan Voting Trust Agreement"):

                  Robert M. MacTarnahan
                  R. Scott MacTarnahan
                  Jean R. MacTarnahan
                  Andrea J. MacTarnahan
                  Sara M. Whitworth
                  Harmer Mill & Logging Supply Co.
                  The MacTarnahan Family Trust
                  Black Lake Investments
                  MacTarnahan Limited Partnership

         C. One or more of the MacTarnahan Parties is now providing - and may in the future provide - one or more of the following credit services (collectively, "Credit Services") to the Company:

              (a) guaranteeing repayment of - or providing collateral to secure
                  - one or more financial or other obligations of the Company;

              (b) committing to loan funds to the Company; and

              (c) committing to guarantee repayment of - or to provide
                  collateral to secure - one or more financial or other obligations of the Company.

         D. The willingness of each of the MacTarnahan Parties who provided a Credit Service to the Company was and is conditioned on the Adams Parties signing and delivering this Agreement. The willingness of each of the MacTarnahan Parties who provide one or more additional Credit Services to the Company before the termination of this Agreement will be conditioned on this Agreement being in effect.



1 - VOTING AGREEMENT

         E. Charles A. Adams, as the President and a shareholder of the Company, and each of the other Adams Parties, as a shareholder of the Company, have a direct and material interest in - and will be directly and materially benefited by - one or more of the MacTarnahan Parties providing one or more Credit Services to the Company.

                                    AGREEMENT

Section 1.        SHARES

         "Shares" means:

              (a) the shares, options, and other rights to acquire shares of the
                  Company set forth on Schedule 1;

              (b) any shares, options, and other rights to acquire shares of the
                  Company that are owned by any of the Adams Parties or that may be issued, granted, or transferred to any of the Adams Parties after the date of this Agreement; and

              (c) any shares, options, and other rights to acquire shares of the
                  Company that may be issued, granted, or transferred after the date of this Agreement with respect to the shares, options, and other rights specified in Section 1(a) and Section 1(b), including but not limited to shares, options, and rights issued, granted, or transferred in connection with any reorganization, recapitalization, consolidation, merger, or share dividend.

Section 2.        TERMINATION

     The Agreement will terminate upon the earlier to occur of the following:

              (a) the written agreement of all of the parties; and

              (b) at such time as:

                 (1) none of the MacTarnahan Parties are providing any Credit
                     Services to the Company;

                 (2) all of the Company's obligations under any agreement
                     evidencing any Credit Services and any other agreement guaranteeing or securing the performance of any such obligations have been fully performed; and

                 (3) all of any other party's obligations under any agreement guaranteeing or securing the performance of any of the obligations of the Company under any agreement evidencing any Credit Services - or under any agreement guaranteeing or securing the performance of any such obligations - have been fully performed.




2 - VOTING AGREEMENT

Section 3.        VOTING

     At each annual meeting of the shareholders of the Company, at each special meeting of the shareholders of the Company regardless of the purpose for which called, and at any other time that shareholders of the Company have the right to, or do, vote on any matter submitted to the shareholders of the Company for vote, the Adams Parties, and each of them, will vote all of the Shares - or will consent in writing in lieu of a meeting of the shareholders of the Company - in the manner prescribed by the MacTarnahan Trustee.

Section 4.        RESTRICTION ON TRANSFER OF SHARES

     No Adams Party may sell, exchange, gift, encumber, or otherwise transfer any of the Shares unless the transferee is a party to this Agreement or becomes a party to this Agreement by signing a Joinder Agreement in the form attached as Exhibit A dated as of the date of the transfer. Each of the parties to this Agreement consents to a transferee of any of the Shares becoming a party to this Agreement if the transferee signs a Joinder Agreement.

Section 5.        LEGEND

     The Adams Parties understand that the certificates evidencing their Shares will be imprinted with the following legend:

     The shares evidenced by this certificate are subject to certain restrictions set forth in a Voting Agreement dated June _____, 2001 among Electra Partners, Inc., an Oregon corporation, Charles A. Adams, Trustee of the Charles A. Adams Family Trust, Charles A. Adams, Charles Francis Adams III, Katherine Maxwell Adams, and Robert M. MacTarnahan, Trustee of the MacTarnahan Portland Brewing Company Voting Trust, a copy of which the Company keeps at its principal office or registered office.

Section 6.        EQUITABLE RELIEF

     The Adams Parties acknowledge that the remedies available at law for any breach of this Agreement by any of them will, by their nature, be inadequate. Accordingly, the MacTarnahan Voting Trust may obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this Agreement by any of the Adams Parties or to specifically enforce this Agreement, without proving that any monetary damages have been sustained.

Section 7.        GENERAL

     7.1 Binding Effect. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

     7.2 Amendment. This Agreement may be amended only by a written agreement signed by all of the parties.



3 - VOTING AGREEMENT

     7.3 Notices. All notices or other communications required or permitted by this Agreement:

         (a)  must be in writing;

         (b) must be delivered to the parties at the addresses set forth below, or any other address that a party may designate by notice to the other parties; and

         (c)  are considered delivered:

              (1) upon actual receipt if delivered personally or by fax, e-mail, or an overnight delivery service; and

              (2) at the end of the third business day after the date of deposit in the United States mail, postage pre-paid, certified, return receipt requested.

               To the Adams Parties:           To the MacTarnahan Trustee:

               Charles A. Adams                Robert M. MacTarnahan
               _____________________________   1146 SW Lynnridge
               _____________________________   Portland, Oregon  97225
               Fax:  _______________________   Fax:  _________________________
               E-mail:  ____________________   E-mail:  ______________________

               With a copy to:                 With a copy to:

               _____________________________   Schwabe, Williamson & Wyatt, P.C.
               _____________________________   1211 SW Fifth Avenue
               _____________________________   Suites 1600-1900
               _____________________________   Portland, Oregon  97204
               Fax:  _______________________   Fax:  (503) 222-9981
               E-mail:  ____________________   E-mail:  jguinasso@schwabe.com
               Attn:  ______________________   Attn:  John D. Guinasso

     7.4 Waiver. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party's waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

     7.5 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

     7.6 Further Assurances. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.


4 - VOTING AGREEMENT

     7.7 Third-Party Beneficiaries. The parties do not intend to confer any right or remedy on any third party other than the MacTarnahan Parties.

     7.8 Attachments. Any exhibits, schedules, and other attachments referenced in this agreement are part of this Agreement.

     7.9 Remedies. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

     7.10 Governing Law. This Agreement is governed by the laws of the State of Oregon, without giving effect to any conflict-of-law principle of any jurisdiction.

     7.11 Venue. Any action or proceeding arising out of this Agreement will be litigated in courts located in Multnomah County, Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in Multnomah County, Oregon.

     7.12 Attorney's Fees. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees, costs, and expenses incurred at arbitration, at trial, on appeal, and on petition for review, as determined by the arbitrator or court.

     7.13 Entire Agreement. This Agreement contains the entire understanding of the parties regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

     7.14 Signatures. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

     7.15 Attorneys. The parties understand that the law firm of Schwabe, Williamson & Wyatt, P.C. has served as legal counsel to Robert M. MacTarnahan, in his capacity as Trustee of the MacTarnahan Portland Brewing Company Voting Trust, in the negotiation of the terms of this Agreement, and does not represent any of the Adams Parties or any of the MacTarnahan Parties in connection with this Agreement. Each of the Adams Parties and each of the MacTarnahan Parties acknowledges that the party has consulted with the party's own legal counsel or has knowingly waived the party's right to do so.

                           [signature page to follow]





5 - VOTING AGREEMENT

              Dated effective:  July 27, 2001



                             MacTarnahan Trustee:


                             /s/ Robert M. MacTarnahan
                             --------------------------------------
                             Robert M. MacTarnahan, in his capacity as
                             Trustee of the MacTarnahan Portland Brewing
                             Company Voting Trust


                             Adams Parties:


                             Electra Partners, Inc.


                             /s/ Charles A. Adams
                             -------------------------------------
                             By:  Charles A. Adams
                             Its: President



                             /s/ Charles A. Adams
                             -------------------------------------
                             Charles A. Adams, in his capacity as Trustee of the Charles A. Adams Family Trust



                             /s/ Charles A. Adams
                             -------------------------------------
                             Charles A. Adams


                             /s/ Charles Francis Adams III
                             -------------------------------------
                             Charles Francis Adams III


                             /s/ Katherine Maxwell Adams
                             ------------------------------------
                             Katherine Maxwell Adams




6 - VOTING AGREEMENT

                                   SCHEDULE 1

                                     Shares


Shares:

------------------------------- ---------------------- --------------------- ------------------------------

               Shareholder         Class of Shares      Number of Shares         Share Certificate
                                                                                     Number(s)
------------------------------- ---------------------- --------------------- ------------------------------
Electra Partners, Inc.                  Common               180,300            174, PB 4323, others
------------------------------- ---------------------- --------------------- ------------------------------

Charles A. Adams Family Trust          Series A               2,885                        1
                                       Preferred
------------------------------- ---------------------- --------------------- ------------------------------

Charles A. Adams Family Trust          Common                666,192           3962, PBC-12237, PBC-12680
------------------------------- ---------------------- --------------------- ------------------------------

Charles Francis Adams III              Common                  525                   811, PB 4324
------------------------------- ---------------------- --------------------- ------------------------------

Katherine Maxwell Adams                Common                  525                   812, PB 4326
------------------------------- ---------------------- --------------------- ------------------------------

Options/Warrants:

------------------------------- ---------------------- --------------------- ------------------------------

              Option Holder         Class / Type        Number of Shares         Option Agreement
------------------------------- ---------------------- --------------------- ------------------------------

Electra Partners, Inc.                 Common               32,886.75           In connection with a
                                       (warrant)                                1992 lease agreement
------------------------------- ---------------------- --------------------- ------------------------------




















1 - SCHEDULE 1

                                    EXHIBIT A

                                Joinder Agreement



     ______________________________ agrees to be a party to, to be bound by the provisions of, and to be one of the "Adams Parties" under, the Voting Agreement dated June _____, 2001 among Electra Partners, Inc., an Oregon corporation, Charles A. Adams, Trustee of the Charles A. Adams Family Trust, Charles A. Adams, Charles Francis Adams III, Katherine Maxwell Adams, and Robert M. MacTarnahan, Trustee of the MacTarnahan Portland Brewing Company Voting Trust.

     Dated effective:  ____________________



                                   New Party:


                                   ____________________________________________



















1 - EXHIBIT A